EXHIBIT 99.1

Golar LNG Limited Preliminary fourth quarter and financial year 2024 results

Highlights and subsequent events

  Golar LNG Limited (“Golar” or “the Company”) reports Q4 2024 net income attributable to Golar of $3 million inclusive of $29 million of non-cash items1, and Adjusted EBITDA1 of $59 million.
  Full year 2024 net income attributable to Golar of $50 million inclusive of $131 million of non-cash items1, and Adjusted EBITDA1 of $241 million.
  Total Golar Cash1 of $699 million.
  Acquired all remaining minority interests in FLNG Hilli.
  FLNG Hilli maintained market-leading operational track record and exceeded 2024 production target.
  Pampa Energia S.A., Harbour Energy plc and YPF joined Southern Energy S.A. (“SESA”), creating a consortium of leading Argentinian gas producers planning to use FLNG Hilli under definitive agreements announced in July 2024.
  FLNG Gimi commissioning commenced and first LNG produced, after receiving first gas from the GTA field.
  MKII FLNG conversion project on schedule (9% complete) and Fuji LNG arrived at the shipyard for conversion works.
  Sold shareholding in Avenir LNG Limited ("Avenir") for net proceeds of $39 million.
  Completed exit from LNG shipping with sale of the LNG carrier, Golar Arctic for $24 million.
  Declared dividend of $0.25 per share for the quarter.

FLNG Hilli: Maintained her market leading operational track record and exceeded her contracted 2024 production volume resulting in the recognition of $0.5 million of 2024 over production accrued revenue. Q4 2024 Distributable Adjusted EBITDA1 was $68 million excluding overproduction revenue. FLNG Hilli has offloaded 128 cargoes to date.

In December 2024, Golar acquired all remaining third party minority ownership interests in FLNG Hilli for $60 million in cash and a $30 million increase in Golar's share of contractual debt. The acquisitions included a total of 5.45% common units, 10.9% Series A shares and 10.9% Series B shares. The transaction was equivalent to ~8% of the full FLNG capacity. Following this, Golar has a 100% economic interest in FLNG Hilli.

The acquisition is immediately accretive to Golar’s cash flow. Annual Adjusted EBITDA1 from the base tolling fee is expected to increase by approximately $7 million. The Brent oil linked commodity element of the current FLNG Hilli charter will increase from $2.7 million to $3.1 million in annual Adjusted EBITDA1 attributable to Golar per dollar for Brent oil prices between $60/bbl and the contractual ceiling. The TTF linked component of the current tariff will similarly increase annual Adjusted EBITDA1 generation attributable to Golar from $3.2 million to $3.7 million per $/MMBtu of European TTF gas prices above a floor price that delivers a base annual TTF fee of $5 million. The acquisition of the minority ownership interests is also accretive to Golar’s Adjusted EBITDA backlog1, with an ~8% shareholding of the 20-year charter in Argentina starting in 2027* increasing the backlog by approximately $0.5 billion, before commodity exposure.

Golar expects to release significant capital from a contemplated refinancing of FLNG Hilli following completion of the conditions precedent in the SESA 20-year charter.

FLNG Gimi: Following the commercial reset with bp announced in August 2024, accelerated commissioning commenced in October 2024 using gas from a LNG carrier. In January 2025, gas from the carrier was replaced by feedgas from the bp operated FPSO which allowed full commissioning to commence. This milestone triggered the final upward adjustment to the Commissioning Rate under the commercial reset. LNG is now being produced, and subject to receipt of sufficient feed gas, the first LNG export cargo is expected within Q1 2025. Assuming all conditions are met, the Commercial Operations Date (“COD”) is expected within Q2 2025. COD will trigger the start of the 20-year Lease and Operate Agreement that unlocks the equivalent of around $3 billion of Adjusted EBITDA backlog1 (Golar's share) and recognition of contractual payments comprised of capital and operating elements in both the balance sheet and income statement.

A debt facility to refinance FLNG Gimi is in an advanced stage, with credit approvals now received. The transaction is subject to customary closing conditions and third party stakeholder approvals.

MKII FLNG 3.5MTPA conversion: Conversion work on the $2.2 billion MK II FLNG (“MK II”) is proceeding to schedule. After discharging her final cargo as an LNG carrier in January 2025, the conversion vessel Fuji LNG entered CIMC's Yantai yard in February 2025. Golar has spent $0.6 billion to date, all of which is equity funded. The MK II is expected to be delivered in Q4 2027 and be the first available FLNG capacity globally.

As part of the EPC agreement, Golar also has an option for a second MK II conversion slot at CIMC for delivery within 2028.

FLNG business development: In July 2024, Golar announced that it had entered into definitive agreements for the deployment of an FLNG in Argentina. In October 2024, Golar received a notice reserving FLNG Hilli for the 20-year charter. During November 2024, Pampa Energia joined the SESA project with a 20% equity stake, in December 2024 Harbour Energy joined with a 15% equity stake and in February 2025 YPF joined with a 15% equity stake. Pan American Energy (“PAE”) remains with a 40% equity stake and Golar with its 10% equity stake. SESA will be responsible for sourcing Argentine natural gas to the FLNG, chartering and operating FLNG Hilli and marketing and selling LNG globally. The addition of leading natural gas and oil producers in Argentina further strengthens both the project and Golar’s charter counterparty.

Following the end of FLNG Hilli’s current charter in July 2026 offshore Cameroon, FLNG Hilli will undergo vessel upgrades to maintain 20-years of continuous operations offshore. Operations in Argentina are expected to commence in 2027. FLNG Hilli is expected to generate an annual Adjusted EBITDA1 of approximately $300 million, plus a commodity linked element in the FLNG tariff and commodity exposure through Golar’s 10% equity stake in SESA.

The project remains subject to defined conditions precedent (“CP”), including an export license, environmental assessment and Final Investment Decision (“FID”) by SESA. Workstreams for each CP are advancing according to schedule and are expected to be concluded within Q2 2025.

Golar’s position as the only proven service provider of FLNG globally, our market leading capex/ton and operational uptime continues to drive interest in our FLNG solutions. The MKII under construction is now the focus of multiple commercial discussions. Advanced discussions are taking place in the Americas, West Africa, Southeast Asia and the Middle East. Once a charter is secured for the MKII under construction, we aim to FID our 4th FLNG unit. In addition to the option for a second MKII at CIMC Raffles shipyard, we are now in discussions with other capable shipyards for this potential 4th unit, focused on design, liquefaction capacity, capex/ton and delivery.

Other/shipping: Operating revenues and costs under corporate and other items are comprised of two FSRU operate and maintain agreements in respect of the LNG Croatia and Italis LNG. The non-core shipping segment was comprised of the LNGC Golar Arctic, and Fuji LNG. During February 2025, Fuji LNG entered CIMC's yard for her FLNG conversion and Golar Arctic was sold for $24 million. This concludes Golar's 50-year presence in the LNG shipping business.

In January 2025, Golar also agreed to sell its non-core 23.4% interest in Avenir. The transaction closed in February 2025 upon receipt of $39 million of net proceeds.

Shares and dividends: As of December 31, 2024, 104.5 million shares are issued and outstanding. Golar’s Board of Directors approved a total Q4 2024 dividend of $0.25 per share to be paid on or around March 18, 2025. The record date will be March 11, 2025.

Financial Summary

(in thousands of $)	Q4 2024	Q4 2023	% Change	YTD 2024	YTD 2023	% Change
Net income/(loss) attributable to Golar LNG Ltd	3,349	(32,847)	(110)%	49,694	(46,793)	(206)%
Total operating revenues	65,917	79,679	(17)%	260,372	298,429	(13)%
Adjusted EBITDA [1]	59,168	114,249	(48)%	240,500	355,771	(32)%
Golar's share of contractual debt [1]	1,515,357	1,221,190	24%	1,515,357	1,221,190	24%

Financial Review

Business Performance:

	2024		2023
	Oct-Dec	Jul-Sep	Oct-Dec
(in thousands of $)	Total	Total	Total
Net income/(loss)	15,037	(35,969)	(31,071)
Income taxes	(504)	208	332
Income/(loss) before income taxes	14,533	(35,761)	(30,739)
Depreciation and amortization	13,642	13,628	12,794
Impairment of long-term assets	22,933	—	—
Unrealized loss on oil and gas derivative instruments	14,269	73,691	126,909
Other non-operating loss	7,000	—	—
Interest income	(9,866)	(8,902)	(11,234)
Interest expense, net	—	—	(1,107)
(Gains)/losses on derivative instruments	(8,711)	14,955	16,542
Other financial items, net	1,153	470	(157)
Net income from equity method investments	4,215	948	1,241
Adjusted EBITDA (1)	59,168	59,029	114,249

	2024
	Oct-Dec				Jul-Sep
(in thousands of $)	FLNG	Corporate and other	Shipping	Total	FLNG	Corporate and other	Shipping	Total
Total operating revenues	56,396	6,025	3,496	65,917	56,075	6,212	2,520	64,807
Vessel operating expenses	(19,788)	(5,048)	(3,073)	(27,909)	(20,947)	(7,403)	(3,373)	(31,723)
Voyage, charterhire & commission expenses	—	—	(446)	(446)	—	—	(888)	(888)
Administrative expenses	(264)	(7,240)	(1)	(7,505)	(568)	(6,498)	(7)	(7,073)
Project expenses	(3,624)	(1,236)	—	(4,860)	(1,249)	(1,894)	—	(3,143)
Realized gains on oil derivative instrument (2)	33,502	—	—	33,502	37,049	—	—	37,049
Other operating income	469	—	—	469	—	—	—	—
Adjusted EBITDA (1)	66,691	(7,499)	(24)	59,168	70,360	(9,583)	(1,748)	59,029

(2) The line item “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gains on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

	2023
	Oct-Dec
(in thousands of $)	FLNG	Corporate and other	Shipping	Total
Total operating revenues	72,433	5,510	1,736	79,679
Vessel operating expenses	(16,510)	(4,765)	(2,005)	(23,280)
Voyage, charterhire & commission (expenses)/income	(133)	—	(900)	(1,033)
Administrative income/(expenses)	29	(7,031)	(1)	(7,003)
Project development expenses	(958)	380	(99)	(677)
Realized gains on oil derivative instrument	53,520	—	—	53,520
Other operating income	13,043	—	—	13,043
Adjusted EBITDA (1)	121,424	(5,906)	(1,269)	114,249

Golar reports today Q4 2024 net income of $3 million, before non-controlling interests, inclusive of $29 million of non-cash items1, comprised of:

  A $23 million impairment of LNG carrier, Golar Arctic;
  TTF and Brent oil unrealized mark-to-market (“MTM”) losses of $14 million; and
  A $8 million MTM gain on interest rate swaps.

The Brent oil linked component of FLNG Hilli’s fees generates additional annual cash of approximately $3.1 million for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. During Q4, we recognized a total of $34 million of realized gains on FLNG Hilli's oil and gas derivative instruments, comprised of a:

  $14 million realized gain on the Brent oil linked derivative instrument;
  $12 million realized gain on the hedged component of the quarter’s TTF linked fees; and
  $8 million realized gain in respect of fees for the TTF linked production.

Further, we recognized a total of $14 million of non-cash losses in relation to FLNG Hilli’s oil and gas derivative assets, with corresponding changes in fair value in its constituent parts recognized on our unaudited consolidated statement of operations as follows:

  $12 million loss on the economically hedged portion of the Q4 TTF linked FLNG production; and
  $2 million loss on the Brent oil linked derivative asset.

Balance Sheet and Liquidity:

As of December 31, 2024, Total Golar Cash1 was $699 million, comprised of $566 million of cash and cash equivalents and $133 million of restricted cash.

Golar’s share of Contractual Debt1 as of December 31, 2024 is $1,515 million. Deducting Total Golar Cash1 of $699 million from Golar’s share of Contractual Debt1 leaves a debt position net of Total Golar Cash of $816 million.

Assets under development amounts to $2.2 billion, comprised of $1.7 billion in respect of FLNG Gimi and $0.5 billion in respect of the MKII. The carrying value of LNG carrier Fuji LNG, currently included under Vessels and equipment, net will be transferred to Assets under development in Q1, 2025.

Following agreement by the consortium of lenders who provide the current $700 million FLNG Gimi facility, Golar drew down the final $70 million tranche of this facility in November 2024. Of the $1.7 billion FLNG Gimi investment as of December 31, 2024, inclusive of $297 million of capitalized financing costs, $700 million was funded by the current debt facility. Both the FLNG Gimi investment and outstanding Gimi debt are reported on a 100% basis. All capital expenditure in connection with the 100% owned MK II is equity funded.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at December 31, 2024 and for the year ended December 31, 2024, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)	+/- Income taxes
+ Depreciation and amortization
+ Impairment of long-lived assets
+/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
		+/- Net loss/(income) from discontinued operations	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, impairment charge, financing costs, tax items and discontinued operations.
Distributable Adjusted EBITDA	Net income/(loss)	+/- Income taxes
+ Depreciation and amortization
+ Impairment of long-lived assets
+/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
- Amortization of deferred commissioning period revenue
- Amortization of Day 1 gains
- Accrued overproduction revenue
+ Overproduction revenue received
		- Accrued underutilization adjustment	Increases the comparability of our operational FLNG Hilli from period to period and against the performance of other companies by removing the non-distributable income of FLNG Hilli, project development costs, the operating costs of the Gandria (prior to her disposal) and FLNG Gimi.
Liquidity measures
Contractual debt [1]	Total debt (current and non-current), net of deferred finance charges	+/-Variable Interest Entity (“VIE”) consolidation adjustments +/-Deferred finance charges	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.
Adjusted net debt	Adjusted net debt based on
GAAP measures:
-Total debt (current and
non-current), net of
deferred finance
charges
- Cash and cash
equivalents
- Restricted cash and
short-term deposits
(current and non-current)
- Other current assets (Receivable from TTF linked commodity swap derivatives)	Total debt (current and non-current), net of:
+Deferred finance charges
+Cash and cash equivalents
+Restricted cash and short-term deposits (current and non-current)
+/-VIE consolidation adjustments
		+Receivable from TTF linked commodity swap derivatives	The measure enables investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

(1) Please refer to reconciliation below for Golar’s share of Contractual Debt

Adjusted EBITDA backlog: This is a non-GAAP financial measure and represents the share of contracted fee income for executed contracts or definitive agreements less forecasted operating expenses for these contracts/agreements. Adjusted EBITDA backlog should not be considered as an alternative to net income / (loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash items: Non-cash items comprised of impairment of long-lived assets, release of prior year contract underutilization liability, mark-to-market (“MTM”) movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities and gains on derivative instruments, net, in our unaudited consolidated statement of operations.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas vessel
FSRU: Floating Storage and Regasification Unit
MKII FLNG: Mark II FLNG
FPSO: Floating Production, Storage and Offloading unit

MMBtu: Million British Thermal Units
mtpa: Million Tons Per Annum

Reconciliations - Liquidity Measures

Total Golar Cash

(in thousands of $)	December 31, 2024	September 30, 2024	December 31, 2023
Cash and cash equivalents	566,384	732,062	679,225
Restricted cash and short-term deposits (current and non-current)	150,198	92,025	92,245
Less: VIE restricted cash and short-term deposits	(17,472)	(17,463)	(18,085)
Total Golar Cash	699,110	806,624	753,385

Contractual Debt and Adjusted Net Debt

(in thousands of $)	December 31, 2024	September 30, 2024	December 31, 2023
Total debt (current and non-current) net of deferred finance charges	1,451,110	1,422,399	1,216,730
VIE consolidation adjustments	242,811	233,964	202,219
Deferred finance charges	22,686	24,480	23,851
Total Contractual Debt	1,716,607	1,680,843	1,442,800
Less: Keppel’s and B&V’s share of the FLNG Hilli contractual debt	—	(30,884)	(32,610)
Less: Keppel’s share of the Gimi debt	(201,250)	(184,625)	(189,000)
Golar’s share of Contractual Debt	1,515,357	1,465,334	1,221,190
Less: Total Golar Cash	(699,110)	(806,625)	(753,385)
Less: Receivables from the remaining unwinding of TTF hedges	—	(12,360)	(57,020)
Golar’s Adjusted Net Debt	816,247	646,349	410,785

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

  our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) with BP Mauritania Investments Limited, a subsidiary of BP p.l.c (“bp”), entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the commissioning and start-up of various project infrastructure. Delays could result in incremental costs to both parties to the LOA, delay floating liquefaction natural gas vessel (“FLNG”) commissioning works and the start of operations for our FLNG Gimi (“FLNG Gimi”);
  our ability to meet our obligations under our commercial agreements, including the liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli Episeyo (“FLNG Hilli”);
  our ability to meet our obligations with Southern Energy S.A. SESA in connection with the recently signed agreement on FLNG deployment in Argentina, and SESAs ability to meet its obligations with us;
  the ability to secure a suitable contract for the MK II within the expected timeframe, including the impact of project capital expenditures, foreign exchange fluctuations, and commodity price volatility on investment returns and potential changes in market conditions affecting deployment opportunities;
  changes in our ability to obtain additional financing or refinance existing debts on acceptable terms or at all, or to secure a listing for our 2024 Unsecured Bonds;
  Global economic trends, competition, and geopolitical risks, including U.S. government actions, trade tensions or conflicts such as between the U.S. and China, related sanctions, a potential Russia-Ukraine peace settlement and its potential impact on LNG supply and demand;
  a material decline or prolonged weakness in tolling rates for FLNGs;
  failure of shipyards to comply with schedules, performance specifications or agreed prices;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  increased tax liabilities in the jurisdictions where we are currently operating or expect to operate;
  continuing volatility in the global financial markets, including but not limited to commodity prices, foreign exchange rates and interest rates;
  changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
  changes in our ability to retrofit vessels as FLNGs, including the availability of vessels to purchase and in the time it takes to build new vessels or convert existing vessels;
  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure (“FM”) under contractual arrangements, including but not limited to our future projects and other contracts to which we are a party;
  our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;
  increases in operating costs as a result of inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance, spares and redeployment related modification costs;
  claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Energos Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
  the ability of Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
  changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
  changes to rules on climate-related disclosures as required by the European Union or the U.S. Securities and Exchange Commission (the "Commission"), including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
  actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on March 28, 2024 (the “2023 Annual Report”).

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the unaudited consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of Golar’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the report for the year ended December 31, 2024, includes a fair review of important events that have occurred during the period and their impact on the unaudited consolidated financial statements, the principal risks and uncertainties and major related party transactions.

Our actual results for the quarter and year ended December 31, 2024 will not be available until after this press release is furnished and may differ from these estimates. The preliminary financial information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Annual Report on Form 20-F for the year ended December 31, 2024 once it becomes available. Accordingly, you should not place undue reliance upon these preliminary financial results.

February 27, 2025
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Dan Rabun (Director)
Thorleif Egeli (Director)
Carl Steen (Director)
Niels Stolt-Nielsen (Director)
Lori Wheeler Naess (Director)
Georgina Sousa (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Golar LNG Limited preliminary fourth quarter and financial year 2024 results (https://ml-eu.globenewswire.com/Resource/Download/2d784391-cfd7-42c3-a7eb-d3d36f38d005)